Exhibit 12

Bank of America Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Three Months Ended March 31, 2006	Year Ended December 31
(Dollars in millions)		2005	2004	2003	2002	2001
Excluding Interest on Deposits

Income before income taxes	$7,497	$24,480	$20,908	$15,781	$13,479	$11,246

Equity in undistributed earnings of unconsolidated subsidiaries	(80)	(151)	(135)	(125)	(6)	(6)

Fixed charges:
Interest expense	6,342	18,397	9,072	6,105	6,363	9,360
1/3 of net rent expense (1)	150	585	512	398	383	379

Total fixed charges	6,492	18,982	9,584	6,503	6,746	9,739

Preferred dividend requirements	7	27	23	6	6	7

Fixed charges and preferred dividends	6,499	19,009	9,607	6,509	6,752	9,746

Earnings	$13,909	$43,311	$30,357	$22,159	$20,219	$20,979

Ratio of earnings to fixed charges	2.14	2.28	3.17	3.41	3.00	2.15

Ratio of earnings to fixed charges and preferred dividends	2.14	2.28	3.16	3.40	2.99	2.15

	Three Months Ended March 31, 2006	Year Ended December 31
(Dollars in millions)		2005	2004	2003	2002	2001
Including Interest on Deposits

Income before income taxes	$7,497	$24,480	$20,908	$15,781	$13,479	$11,246

Equity in undistributed earnings of unconsolidated subsidiaries	(80)	(151)	(135)	(125)	(6)	(6)

Fixed charges:
Interest expense	9,349	27,889	14,993	10,667	11,632	18,206
1/3 of net rent expense (1)	150	585	512	398	383	379

Total fixed charges	9,499	28,474	15,505	11,065	12,015	18,585

Preferred dividend requirements	7	27	23	6	6	7

Fixed charges and preferred dividends	9,506	28,501	15,528	11,071	12,021	18,592

Earnings	$16,916	$52,803	$36,278	$26,721	$25,488	$29,825

Ratio of earnings to fixed charges	1.78	1.85	2.34	2.41	2.12	1.60

Ratio of earnings to fixed charges and preferred dividends	1.78	1.85	2.34	2.41	2.12	1.60

(1)	Represents an appropriate interest factor.